

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 9, 2009

By U.S. Mail and facsimile to (440) 808-3301

Thomas M. O'Brien
President and Chief Executive Officer
TravelCenters of America LLC
24601 Center Ridge Road, Suite 200
West Lake, Ohio 44145-5639

      Re: **TravelCenters of America LLC**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 000-27251

Dear Mr. O'Brien:

      We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Environmental Matters, page 20

1. We note your disclosure that you have reserves for known unindemnified environmental matters for which you will be responsible. Please tell us, with a view toward future disclosure, the effects that compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

Item 1A. Risk Factors, page 21

2. We note your disclosure that the risks described may not be the only risks you face and that there may be risks that you do not yet know of. In future filings, please delete the second and third sentences of the first paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 3. Legal Proceedings, page 30

3. We note your disclosure on page 20 that you have received notices of alleged violations of environmental laws. Please describe for us, with a view toward future disclosure, any proceedings required to be disclosed under Instruction 5 to Item 103 of Regulation S-K.

4. Please quantify for us, with a view toward future disclosure, the relief sought by the California counties in the litigation commenced in the Superior Court of California, and the class action lawsuits filed in the United States District Court for the District of Kansas.

Item 7. Management's Discussion and Analysis of Financial Condition…., page 35

Historical Results of Operations, page 36

5. We note you have identified Travel Centers of America, Inc as your predecessor. We also note in your presentation and discussion that you combined the pre and post transaction periods in the combined financial statements in 2007 without the pro forma adjustments under Article 11 of Regulation S-X. Note that for the purpose of discussing your results of operations, you must discuss the periods covered by your historical financial statements. If you determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate, then the pro forma financial information may be presented in a

format consistent with Article 11 of Regulation S-X. It is inappropriate to merely combine pre and post period financial information without the relevant pro forma adjustments. In this regard, please include a discussion of your historical results of operations for the predecessor period from January 1, 2007 to January 31, 2007 and the successor period from February 1, 2007 to December 31, 2007.

Same Site Results Comparisons, page 38

6. We note that you combined the pre and post transaction periods' for the 2007 same site financial information and the related operating results discussion. We note you use the same site fuel sales volume, fuel margin, total non-fuel revenues, operating expense and rent and royalty revenues in your presentation without the relevant pro forma adjustments under Article 11 of Regulation S-X. We believe such presentation and discussion to be inappropriate. If you believe the presentation and discussion is important to enhance understanding of your business and operations, you should provide them on a pro forma basis including the relevant pro forma adjustments.

Summary of Contractual Obligations and Commitments, page 53

7. We note your presentation of contractual obligation regarding the leases with Hospitality Trust. However, we cannot reconcile the presented amount to the minimum lease payment amount disclosed in Note 13 on page F-22. Please explain and revise to clarify your disclosures, as appropriate.

8. Please present your capital lease obligations in the contractual obligation table as required by Item 303 (a) (5) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 60

9. It appears that schedules and exhibits related to Exhibit 10.18, the loan and security agreement dated November 19, 2007, have not been filed on EDGAR. Please refile this agreement in your next periodic report, including all related schedules and exhibits.

Financial Statements and Notes

13. Leasing Transactions, page F-24

10. We note your disclosure that "[a]lthough they are legally owned by Hospitality Trust, the assets related to the qualifying capital improvements we sell to Hospitality Trust remain on our balance sheet after the sales and are amortized over the lives of the assets or the remaining term of the lease, whichever is

shorter, as depreciation and amortization expense." We also note that the majority of your leases with Hospitality Trust are classified as operating leases. In that regard, explain to us and clarify in your disclosures your GAAP basis to continue reporting the sold capital improvement assets on the balance sheet.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

11. It appears that individual officer performance is an important factor in determining compensation. Please discuss, with a view toward future disclosure, how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

12. Please identify, with a view toward future disclosure, the chair of your compensation committee and managing director referenced in the fourth paragraph on page 19.

13. Please clarify, with a view toward future disclosure, whether the discussion in the fourth paragraph on page 19 relates solely to the granting of share awards, or encompasses all executive compensation.

14. Please identify and discuss, with a view toward future disclosure, the other factors that the compensation committee considered in determining the amount of share awards.

15. Please identify, with a view toward future disclosure, the third-party compensation consultant.

16. Please tell us, with a view toward future disclosure, whether you benchmark compensation against the peer group of public companies.

Compensation components, page 20

Base salary, page 20

17. You refer here to "each officer's past and expected future contributions to us." On page 21, you refer to "past and expected future performances." Please explain, with a view toward future disclosure, how you measure past and expected future contributions and performance.

Annual bonus and equity incentive plan, page 20

18. We note the discussion of the items the compensation committee considered in awarding the cash bonus and share award to Mr. O'Brien. Please identify and discuss in greater detail, with a view toward future disclosure, the elements and measurements of financial performance that the compensation committee used in determining Mr. O'Brien's annual bonus, and explain how the amount of the bonus was determined.

19. You state "[i]n making this cash bonus and the share award, our Compensation Committee considered Mr. O'Brien's performance in... leading the improvement of our operations and results...." Please identify, with a view toward future disclosure, the improvement of your operations and results.

20. Please identify and quantify, with a view toward future disclosure, the target and actual measurements of financial performance that you used in determining the annual cash bonuses for each of your executive officers.

21. On page 21 you state "[w]e have made and expect to make future equity awards under our TravelCenters of America LLC 2007 Equity Compensation Plan to our executive officers and others based upon factors that our Compensation Committee deems relevant to align the interests of the persons to whom awards are made with our business objectives." Please explain and discuss, with a view toward future disclosure, the company's business objectives.

Security Ownership of Certain Beneficial Owners and Management, page 27

22. In future filings, please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director